July 18, 2010

Sondra Snyder
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1/A
Filed on June 4, 2010
File No., 333-164577

Re: Letter dated July 13, 2010

Thank you for the discussion we had regarding the capitalization table. Further to that conversation, we are forwarding an advance copy of our response letter and in particular would like your comments on the revised capitalization table prior to the company filing its amended S-1.

Sincerely,

/s/ Margret Wessels
Margret Wessels
President

July 20, 2010

H. Christopher Owings
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1/A
Fled on June 29, 2010
File No., 333-164577

Re: Letter dated July 13, 2010

Thank you for your comments and assistance on our filing, Please find an outline of the amendments made to the above referenced document.

Capitalization, page 8

1.
We have revised the Capitalization Table in accordance with your recommendations and have attached a copy of the revision to this letter. Our previous and current disclosure, preceding the Capitalization Table have the following notation:
“The following table sets forth our consolidated capitalization as of April 30, 2010, on an actual basis and on an as adjusted basis as if the offering had been completed as of April 30, 2010 and assuming the net proceeds to the Company in the offering after deduction of $5,700 offering expenses.” We have added one line titled “Offering Expense” and included the $5,700 expense to each offering scenario.

Auditors Going Concern, page 9

2.	We have revised our disclosure to refer the auditor’s report dated October 31, 2009 to reflect the date of the auditor’s report as December 14, 2009.

Management’s Discussion and Analysis of Financial ……, Page 45

3.
With respect to your first bullet, we have revised our response as follows:
In the event the Company sells 25% of the shares offered, the Company will introduce its first planned product, a pure whey protein powder. The Company will focus its planned Sales and Marketing for website development and hosting cost, online avdvertising expense is estimated at $1,500 totaling $8,000 (see Use of Proceeds – “Online advertisement/Website/Hosting” on page 16). Web site development cost is estimated to be $6,000 and web site hosting cost is estimated at $500. Accordingly, the Company will scale back its planed logo development, package design and production expense to $10,750, will reduce its planned business travel to $3,000 (see Use of Proceeds, page 16).

In the event the Company sells 50% of the shares offered, the Company will introduce two of its planned products; 1) a pure whey protein powder and, 2) a whey protein powder and meal supplement. The Company intends to spend an additional $2,000 to complete its website development (see Use of Proceeds – “Online advertisement/Website/Hosting” on page 16). We do not anticipate further expenses for website development. Accordingly, the Company will enhance its logo development, increase its planed package design and production expense to $23,500, will increase its planned business travel to $5,000 and begin attending Trade Shows thereby increasing its planned Sales and Marketing expenses to $20,000 (see Use of Proceeds, page 16).

In the event the Company sells 75% of the shares offered, the Company will introduce the third of planned products, nutritional chocolate bars with whey protein, carbohydrates and infused vitamins. To accommodate the introduction of this product, the Company will further enhance its logo development, increase its package design and production expense to $32,500, will increase its planned business travel to $7,500 and begin advertising on television thereby increasing its planned Sales and Marketing expenses to $35,000 (see Use of Proceeds, page 16). We do not anticipate further expenses for website development.

In the event the Company sells 100% of the shares offered, the Company will introduce the fourth of planned products, cookies containing whey protein powder, amino acids ad multi vitamins. To accommodate the plan to introduce this fourth product, the Company will further increase its package design and production expense to $30,000 thereby increasing its total planned package design and packaging production expense to $40,000, will increase its planned business travel to $15,000 and increase planned advertising on television by $13,000 thereby increasing its planned Sales and Marketing expenses to $48,000 (see Use of Proceeds, page 16). We do not anticipate further expenses for website development.

With respect to your second bullet, we have clearly indicated that website development costs are $6,500 and the anticipated expense occurs only on phase 1 of our Plan of Operations (see above).

Description of Exhibits, page 53

Exhibit 23(i), page 53

4.	We have filed a current consent of our auditors and have corrected the description of the exhibit.

Sincerely,

/s/ Margret Wessels
Margret Wessels
President

CAPITALIZATION

The following table sets forth our consolidated capitalization as of April 30, 2010, on an actual basis and on an as adjusted basis as if the offering had been completed as of April 30, 2010 and assuming the net proceeds to the Company in the offering after deduction of $5,700 offering expenses.

The following data is qualified in its entirety by, and should be read in conjunction with our consolidated financial statements and notes thereto included in this prospectus.

	April 30, 2010	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Long Term Debt	$0	$0	$0	$0	$0
Paid in Capital	$10,000	$34,300	$64,300	$94,300	$124,300
Accumulated Deficit	($16,945)	($16,945)	($16,945)	($16,945)	($16,945)
Shareholders Equity (Deficit)	($6,945)	$17,355	$47,355	$77,355	$107,355
Shares Issued and Outstanding	10,000,000	11,000,000	12,000,000	13,000,000	14,000,000